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EXHIBIT 4(e): FORM OF LETTER TO NOMINEE HOLDERS


UROPLASTY, INC.
2718 Summer Street Northeast
Minneapolis, Minnesota   55413-2820


February _____, 2002



To: Securities Dealers, Brokers, Commercial Banks, Trust Companies, and Other
    Nominees
Re: Rights Offering of Shares and Warrants

    This letter is being distributed to securities dealers, brokers, commercial banks, trust companies and other nominees in connection with the offering by Uroplasty, Inc. ("Uroplasty") of an aggregate of 3,069,036 shares of its common stock, (the "Shares"), and 1,534,518 common stock purchase warrants (the "Warrants"), pursuant to a Rights Offering. Non-transferable subscription rights will initially be distributed on February _____, 2002 ("Subscription Rights"), to all holders of record of shares of Uroplasty Common Stock as of the close of business on February _____, 2002 (the "Record Date"). Each Subscription Right, upon exercise, permits the holder to acquire two (2) Shares and one (1) Warrant at a subscription price of $2.00 per subscription right. Each Subscription Right also carries the right to oversubscribe at the Subscription Price for an unlimited number of additional shares of Common Stock (subject to proration if necessary). The Subscription Rights are described in the enclosed prospectus and evidenced by a Rights Subscription Certificate registered in your name or in the name of your nominee.

    Each beneficial owner of shares of Common Stock registered in your name or the name of your nominee is entitled to one Subscription Right for each two shares of Common Stock owned by such beneficial owner as of the Record Date. Please note that the Company reverse split its stock, one-for-two, effective on the Record Date.

    We are asking you to contact your clients for whom you hold shares of Common Stock registered in your name or in the name of your nominee to obtain instructions with respect to the Subscription Rights.

    Enclosed are copies of the following documents:

    1.  Prospectus;

    2.  Form of Letter from Uroplasty, Inc. to its Stockholders;

    3.  Rights Subscription Certificates; and

    4. Return envelope addressed to Uroplasty, Inc., which is acting as its own Subscription Agent.



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    Your prompt action is requested. The Subscription Rights will expire at 5:00
P.M., Minnesota Time, on March _____, 2002 (as it may be extended, the "Expiration Date").

    To exercise Subscription Rights, properly completed and executed Subscription Certificates and payment in full for all Subscription Rights exercised must be delivered to Uroplasty, Inc. as indicated in the Prospectus prior to the Expiration Date.

    You may obtain additional copies of the enclosed materials by contacting Christie Reeves at Uroplasty, Inc., at (612) 378-1180, or christie.reeves@uroplasty.com.


Sincerely,


By: ________________________
Daniel G. Holman
Chief Executive Officer